Morgan Stanley European Equity Fund Inc.
522 Fifth Avenue
New York, New York 10036
CIK: 0000860720

March 7, 2018

Ms. Lisa Larkin
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley European Equity Fund Inc. – Request for Withdrawal of Certain Post-Effective Amendments to the Fund’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (Files Nos. 33-33530 and 811-6044)

Dear Ms. Larkin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley European Equity Fund Inc. (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 33-33530 and 811-6044) relating to Class T shares of the Fund (the “Shares”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
44	1/25/2017	485APOS	0001104659-17-004041
48	3/24/2017	485BXT	0001133228-17-001590
49	4/20/2017	485BXT	0001133228-17-002585
52	5/18/2017	485BXT	0001133228-17-003488
53	6/8/2017	485BXT	0001133228-17-003863
54	6/28/2017	485BXT	0001133228-17-004208
55	7/27/2017	485BXT	0001133228-17-004670
56	8/24/2017	485BXT	0001133228-17-005172
57	9/21/2017	485BXT	0001133228-17-005701
58	10/19/2017	485BXT	0001133228-17-006142
59	11/16/2017	485BXT	0001133228-17-006476
60	12/14/2017	485BXT	0001133228-17-006833
61	1/11/2018	485BXT	0001133228-18-000171
62	2/8/2018	485BXT	0001133228-18-000631

The Fund is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time. No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing relates solely to the Class T shares of the Fund. This filing is not intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

The Fund respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors. If you have any questions, please contact me at 212.296.0539 (tel).

Thank you,

/s/ Michael J. Key
Michael J. Key
Vice President